Power VIT Funds

Submission of Matters to a Vote of Shareholders

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110,
Hauppauge, NY 11788, on Thursday, April 20, 2017,
Trust shareholders of record as of the close of business on March 6, 2017 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.

		 Shares Voted 	    Shares Voted Against
		 In Favor	    or Abstentions

Power Dividend
Index VIT Fund   684,962            227,831

Power Momentum
Index VIT Fund   2,311,461          320,557